UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

DynCorp International Inc.
(Name of Issuer)

Class A Common Stock, $0.01 Par Value
(Title of Class of Securities)

26817C101
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler PC
299 Park Avenue, 22nd Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10171	New York, NY 10020
(212) 891-2100	(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.		26817C101
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.		SEC Use Only

4.		Source of Funds (See Instructions): OO

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization:	United States

Number of	7.	Sole Voting Power:	0
Shares Beneficially	8.	Shared Voting Power:	19,643,000*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With	10.	Shared Dispositive Power:	19,643,000*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person:	19,643,000*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable

13.		Percent of Class Represented by Amount in Row (11):	34.9%*

14.		Type of Reporting Person (See Instructions):	IA, IN

* Based upon the information set forth in the Merger Agreement (defined below), there were 56,286,196 shares of Class A common stock, par value $0.01 per share (the “Shares”), of DynCorp International Inc. (the “Company”) issued and outstanding as of April 8, 2010.  On April 22, 2010, Delta Tucker Holdings, Inc. (“Parent”) and Delta Tucker Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), each of which is owned by one or more funds or accounts affiliated with Cerberus Capital Management, L.P. (“CCM”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, whereby at the Effective Time (as defined in the Merger Agreement), Merger Sub will be merged with and into the Company, and as a result, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent.  Concurrently with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a voting agreement (the “Voting Agreement”) with DIV Holding LLC, Robert B. McKeon and The Veritas Capital Fund II, L.P.  As a result of the terms of the Voting Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 19,643,000 Shares that are the subject of the Voting Agreement (or such lesser number of Shares as necessary to comply with Section 6.14 of the Voting Agreement).  Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM.  As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM.  As a result, Mr. Feinberg may be deemed to beneficially own the 19,643,000 Shares that are the subject of the Voting Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.                      Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $0.01 per share (the “Shares”), of DynCorp International Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 3190 Fairview Park Drive, Suite 700, Falls Church, Virginia 22042.

Item 2.                      Identity and Background.

The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, NY 10171.  Mr. Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”).  CCM, through one or more funds and/or accounts managed by it and/or its affiliates (collectively,  “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.  Mr. Feinberg also provides investment management and other services for various other third parties.

Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Feinberg is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

On April 11, 2010, Delta Tucker Holdings, Inc. (“Parent”) and Delta Tucker Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), each of which is owned by one or more funds or accounts affiliated with CCM, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company, whereby at the Effective Time (as defined in the Merger Agreement), Merger Sub will be merged with and into the Company, and as a result, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent (the “Merger”).  The Merger Agreement is incorporated by reference herein as Exhibit 1 hereto.  Concurrently with the execution and delivery of the Merger Agreement, Parent and Merger Sub entered into a voting agreement (the “Voting Agreement”) with DIV Holding LLC (“DIV Holding”), Robert B. McKeon and The Veritas Capital Fund II, L.P., which is incorporated by reference herein as Exhibit 2 hereto.  As a result of the terms of the Voting Agreement, Mr. Feinberg may be deemed to beneficially own 19,643,000 Shares.

Item 4.                      Purpose of Transaction.

The Voting Agreement, which is further described in Item 6 of this Schedule 13D, was entered into in connection with the Merger Agreement.  Pursuant to, and subject to the terms of, the Voting Agreement, DIV Holding and Mr. McKeon agreed, among other things, to vote the 19,643,000 Shares beneficially owned by them which are the subject of the Voting Agreement (or such lesser number of Shares as necessary to comply with Section 6.14 of the Voting Agreement) (i) in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and any actions that could be reasonably expected to be in furtherance thereof, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), the adoption of any Alternative Acquisition Agreement (as defined in the Merger Agreement) and any liquidation, winding-up, reorganization, recapitalization or other restructuring of the Company or its subsidiaries, and (iii) against any other proposal or action that is intended, or that would reasonably be expected, to impede, prevent or delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.  The Voting Agreement also restricts DIV Holding, The Veritas Capital Fund II, L.P. and Mr. McKeon from (a) initiating, soliciting or knowingly encouraging any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) engaging in, continuing or otherwise participating in, any discussions or negotiations regarding, or providing any non-public information or data to any person relating to, or for the purpose of knowingly encouraging, any Acquisition Proposal or otherwise knowingly facilitating any effort or attempt to make any Acquisition Proposal, or (c) knowingly taking any action or permitting any of its controlled affiliates to take any action that would violate or otherwise be inconsistent with Section 6.2 of the Merger Agreement (relating to Acquisition Proposals) as if such persons were “Representatives” thereunder; provided, that, DIV Holding, The Veritas Capital Fund II, L.P. and Mr. McKeon are permitted to take any or all such actions to the extent the Company would be permitted under Section 6.2 of the Merger Agreement to take such actions as the applicable time, so long as DIV Holding, The Veritas Capital Fund II, L.P. or Mr. McKeon, as applicable, complies with any applicable notice and disclosure obligations in Sections 6.2(a), 6.2(b) and 6.2(c) of the Merger Agreement and other provisions of such sections.

Item 5.                      Interest in Securities of the Issuer.

Based upon the information set forth in the Merger Agreement, there were 56,286,196 Shares issued and outstanding as of April 8, 2010.  Pursuant to the terms of the Voting Agreement, CCM may be deemed to have certain shared power to vote and shared power to direct the disposition of the 19,643,000 Shares that are the subject of the Voting Agreement (or such lesser number of Shares as necessary to comply with Section 6.14 of the Voting Agreement).  Stephen Feinberg is the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of CCM.  As a result of the foregoing, Mr. Feinberg possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by CCM.  As a result, as of the filing date of this Schedule 13D, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 19,643,000 Shares, or 34.9% of the Shares deemed issued and outstanding as of that date.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he or it is the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Other than the transactions described in this Schedule 13D, during the sixty days on or prior to the filing date of this Schedule 13D, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to, and subject to the terms of, the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub will be merged with and into the Company, and as a result, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent.  The descriptions of the Merger Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 1 hereto.

Pursuant to, and subject to the terms of, the Voting Agreement, DIV Holding and Mr. McKeon agreed, among other things, to vote the 19,643,000 Shares beneficially owned by them which are the subject of the Voting Agreement (or such lesser number of Shares as necessary to comply with Section 6.14 of the Voting Agreement) (i) in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and any actions that could be reasonably expected to be in furtherance thereof, (ii) against any Acquisition Proposal (as defined in the Merger Agreement), the adoption of any Alternative Acquisition Agreement (as defined in the Merger Agreement) and any liquidation, winding-up, reorganization, recapitalization or other restructuring of the Company or its subsidiaries, and (iii) against any other proposal or action that is intended, or that would reasonably be expected, to impede, prevent or delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.  DIV Holding and Mr. McKeon also agreed to waive any appraisal or similar rights under Delaware law, and subject to limited exceptions, not to transfer any Shares beneficially owned by DIV Holding or Mr. McKeon, as applicable, without the prior written consent of Parent.  The Voting Agreement also restricts DIV Holding, The Veritas Capital Fund II, L.P. and Mr. McKeon from (a) initiating, soliciting or knowingly encouraging any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) engaging in, continuing or otherwise participating in any discussions or negotiations regarding, or providing any non-public information or data to any person relating to, or for the purpose of knowingly encouraging, any Acquisition Proposal or otherwise knowingly facilitating any effort or attempt to make any Acquisition Proposal, (c) or knowingly taking any action or permitting any of its controlled affiliates to take any action that would violate or otherwise be inconsistent with Section 6.2 of the Merger Agreement (relating to Acquisition Proposals) as if such persons were “Representatives” thereunder; provided, that, DIV Holding, The Veritas Capital Fund II, L.P. and Mr. McKeon are permitted to take any or all such actions to the extent the Company would be permitted under Section 6.2 of the Merger Agreement to take such actions at the applicable time, so long as DIV Holding, The Veritas Capital Fund II, L.P. or Mr. McKeon, as applicable, complies with any applicable notice and disclosure obligations in Section 6.2(a), 6.2(b) and 6.2(c) of the Merger Agreement and other provisions of such sections.  The Voting Agreement terminates automatically upon the earliest to occur of (w) the mutual written consent of the parties thereto, (x) the Effective Time (as defined in the Merger Agreement) of the Merger, (y) the termination of the Merger Agreement in accordance with its terms and (z) at the option of DIV Holding, Mr. McKeon or The Veritas Capital Fund II, L.P. upon written notice by such terminating party, but only with respect to such terminating party, following a modification of the Merger Agreement that changes the form of, or decreases the amount of, the Per Share Merger Consideration (as defined in the Merger Agreement) or that delays the timing of payment, in each case, from what is set forth in the Merger Agreement.  The descriptions of the Voting Agreement set forth herein are qualified in their entirety by reference to the complete agreement governing such matters, which is incorporated by reference herein as Exhibit 2 hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg or Cerberus and any other person or entity.

Item 7.                      Material to be Filed as Exhibits.

1.           Agreement and Plan of Merger, dated as of April 11, 2010, among DynCorp International Inc., Delta Tucker Holdings, Inc. and Delta Tucker Sub, Inc. (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by DynCorp International Inc. on April 12, 2010)

2.           Voting Agreement, dated as of April 11, 2010, among Delta Tucker Holdings, Inc., Delta Tucker Sub, Inc., the individual and each of the entities set forth on Schedule A thereto and The Veritas Capital Fund II, L.P. (incorporated by reference from Exhibit 9.1 to the Form 8-K filed by DynCorp International Inc. on April 12, 2010)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2010

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc.,
the managing member of Craig Court GP, LLC, the
general partner of Cerberus Capital Management, L.P.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).